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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                               SCHEDULE 14D-9/A

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                                AMENDMENT NO. 1

                               -----------------

                         SANTA FE PACIFIC CORPORATION
                           (Name of Subject Company)

                         SANTA FE PACIFIC CORPORATION
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                          Common Stock - 802183 10 3
                     (CUSIP Number of Class of Securities)

                              ------------------

                              Jeffrey R. Moreland
                   Vice President - Law and General Counsel
                         Santa Fe Pacific Corporation
                              1700 East Golf Road
                        Schaumburg, Illinois 60173-5860
                                (708) 995-6000

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                              ------------------

                                   Copy to:
                                Scott J. Davis
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                         Chicago, Illinois 60603-3441
                                (312) 782-0600

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

STATEMENT IN RESPONSE TO BURLINGTON NORTHERN/SANTA FE OFFER

        Santa Fe Pacific Corporation (the "Company") hereby amends and supplements its statement on Schedule 14D-9 (the "Original Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on December 23, 1994. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original
Schedule 14D-9.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

        On December 27, 1994, Mr. Robert D. Krebs made a charitable contribution of 15,818 shares of Common Stock.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


                                 EXHIBIT INDEX


     Exhibit No.                    Description
     -----------                    -----------
     Exhibit 21 - Form of Notice to Participants of The Santa Fe Pacific Retirement and Savings Plan for Salaried Employees, and The Atchison, Topeka and Santa Fe Railway Company -- Brotherhood of Locomotive Engineers 401(k) Retirement Plan and Tender Offer Instruction Form.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 5, 1995                     /s/ Jeffrey R. Moreland
- ---------------                     -----------------------
    (Date)                          Jeffrey R. Moreland
                                    Vice President - Law
                                    and General Counsel

                                                                      Exhibit 21
                                                                      ----------

                  [LOGO OF VANGUARD FIDUCIARY TRUST COMPANY]

                           NOTICE TO PARTICIPANTS OF
 THE SANTA FE PACIFIC RETIREMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES, AND
      THE ATCHISON, TOPEKA AND SANTA FE RAILWAY COMPANY - BROTHERHOOD OF
           LOCOMOTIVE ENGINEERS 401(k) RETIREMENT PLAN (THE "PLANS")

                                       December 30, 1994

Dear Retirement Plan Participant:

               BURLINGTON NORTHERN/SANTA FE PACIFIC TENDER OFFER
               -------------------------------------------------

     Recently, Burlington Northern, Inc. and Santa Fe Pacific Corporation announced that the two companies have offered to purchase up to 63,000,000 of the outstanding shares of Santa Fe Pacific Corporation (including the preferred share purchase rights associated with the outstanding shares) at a price of $20.00 per share (the "BNI/SFP Offer").

     The BNI/SFP Offer is subject to certain conditions which are explained fully in the enclosed "Offer to Purchase" dated December 23, 1994. Questions about the terms of the BNI/SFP Offer should be directed to MacKenzie Partners, Inc., an agent for the BNI/SFP Offer, at (800) 322-2885.

                    UNION PACIFIC CORPORATION TENDER OFFER
                    --------------------------------------

     Keep in mind that Union Pacific Corporation is also currently offering to purchase approximately 57.1% of the outstanding shares of Santa Fe Pacific Corporation at a price of $17.50 per share (the "UP Offer"). You should have received information and a Tender Offer Instruction Form from Vanguard on the UP Offer within the past few weeks. Questions about the terms of the UP Offer should be directed to Morrow & Co. Inc., the agent for the UP Offer, at (800) 662-5200.

                      YOUR IMMEDIATE RESPONSE IS REQUESTED
                      ------------------------------------

     If you currently hold shares of Santa Fe Pacific common stock in your separate account in one of the Plans (or if you acquire Plan shares in the near future), you are entitled to direct Vanguard, the trustee of the Plans, to tender your Plan shares to either the BNI/SFP Offer (by using the enclosed Tender Offer Instruction Form) or the UP Offer (by using the Form you previously received from Vanguard). If you need additional Forms please contact Vanguard at
(800) 523-1188.

     In order to direct Vanguard to tender your shares to the BNI/SFP Offer, please complete and return (by mail or fax) the enclosed confidential Tender Offer Instruction Form AS SOON AS POSSIBLE. You may mail your completed and signed Form in the enclosed postage-paid reply envelope. All instructions received by Vanguard will remain strictly confidential.

     FAXED RESPONSES: You may fax a completed and signed Instruction Form to Vanguard's attention at (617) 878-9327. If you fax your response, please be sure to fax both the front and back sides of your Instruction Form.

                      EFFECT OF LATER TENDER INSTRUCTIONS
                      -----------------------------------

     You may only tender your shares to one tender offer or the other, but not to both. Therefore, later instructions to tender shares which you give to Vanguard will entirely cancel and replace any instructions to tender shares which you have previously given to Vanguard. (For example, if you have instructed Vanguard previously to tender your shares to the UP Offer and later give instructions to Vanguard to tender your shares to the BNI/SFP Offer, Vanguard will withdraw your previous tender to the UP Offer and will tender all of your Plan shares to the BNI/SFP Offer.)

     Also note that later instructions to not tender your shares to one of the offers will only cancel previous instructions to have Vanguard tender your shares to that particular Offer. (For example, if you have previously instructed Vanguard to tender your shares to the UP Offer and later instruct Vanguard not to tender your shares to the BNI/SFP Offer, Vanguard will tender your shares to the UP Offer.)

     If you decide to change or rescind any instruction you have previously given to Vanguard, you may do so by completing another Instruction Form. Additional Instruction Forms may be obtained by calling Vanguard at (800) 523-1188. Keep in mind that if Vanguard does not receive any tender instructions for your Plan shares, those shares will generally not be tendered to either offer.

                              VANGUARD DEADLINES
                              ------------------

     Vanguard's deadline for you to respond to either tender offer will always be three business days prior to the actual expiration date of the offer, including extensions (this will give Vanguard ample time to submit a tender on your behalf). The UP Offer is currently scheduled to expire on January 19, 1995, while the BNI/SFP Offer is currently scheduled to expire on January 30, 1995.

     Therefore, the deadline for Vanguard to receive your instructions for the UP Offer is currently 12:00 Noon Eastern Time on January 16, 1995, while the deadline for your instructions on the BNI/SFP Offer is currently 12:00 Noon Eastern Time on January 25, 1995. Since later instructions received by Vanguard may have an impact on earlier instructions, you are encouraged to provide your instructions to Vanguard AS SOON AS POSSIBLE (regardless of Vanguard's response deadlines).

     Please note that timely instructions provided to Vanguard will be followed with respect to shares held in your separate account as of the applicable deadline. Therefore, if additional common stock is allocated to your Plan account before the deadline, the instructions you give will also be followed with respect to those additional shares.

     If you would like to review the instructions which you have previously given to Vanguard or if you have any questions about the procedures for instructing Vanguard, please call Vanguard Participant Services at (800) 523-1188. Vanguard has sent you a great deal of information related to your Plan shares over the past few weeks, so please do not hesitate to call Vanguard with questions about the procedures for instructing Vanguard.

                                       Sincerely,
                                       Vanguard Fiduciary Trust Company

                                     Pg. 2

                     BURLINGTON NORTHERN/SANTA FE PACIFIC
                         TENDER OFFER INSTRUCTION FORM
                         -----------------------------

  THE SANTA FE PACIFIC RETIREMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES, AND
      THE ATCHISON, TOPEKA AND SANTA FE RAILWAY COMPANY - BROTHERHOOD OF
                  LOCOMOTIVE ENGINEERS 401(k) RETIREMENT PLAN

            BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ THE
                           ACCOMPANYING INFORMATION

     In accordance with the offer of Burlington Northern, Inc. and Santa Fe Pacific Corporation (the "BNI/SFP Offer") to purchase shares of Santa Fe Pacific Corporation at a price of $20.00 per share (subject to the terms and conditions of the Offer to Purchase dated December 23, 1994), I hereby instruct Vanguard Fiduciary Trust Company to tender shares of common stock of Santa Fe Pacific Corporation allocated to my separate account under the Plan as follows (PLEASE CHECK ONE BOX BELOW AND COMPLETE):

[_] I DIRECT VANGUARD TO TENDER __________% (insert a percentage not to exceed 100%; if this item is checked, but no percentage is inserted, 100% will be tendered) OF THE SHARES CREDITED TO MY ACCOUNT IN ACCORDANCE WITH THE TERMS OF THE BNI/SFP OFFER.

[_] I DIRECT VANGUARD NOT TO TENDER ANY OF THE SHARES CREDITED TO MY ACCOUNT IN RESPONSE TO THE BNI/SFP OFFER.

              (PLEASE BE SURE TO SIGN AND DATE THE REVERSE SIDE)
________________________________________________________________________________

[SIDE 2]
     Your instructions to Vanguard will be confidentially tabulated and will not be divulged to anyone at Union Pacific Corporation or Santa Fe Pacific Corporation. You may fax your completed and signed Form to Vanguard's attention at (617) 879-9327 (please be sure to fax both sides of the Form).

     If you have any questions about the procedures for responding to Vanguard, please contact Vanguard Participant Services at (800) 523-1188.

THIS FORM MUST BE RECEIVED BY VANGUARD BY 12:00 NOON, EASTERN TIME, ON WEDNESDAY, JANUARY 25, 1995 (UNLESS THE BNI/SFP OFFER IS EXTENDED).

                                       ____________________________
                                       Signature

                                       ____________________________
                                       Please Print Name

                                       ____________________________
                                       Social Security Number

                                       ____________________________
                                       Date